Exhibit 99.1

MOUNTAIN PROVINCE
DIAMONDS INC.

# 2007 ANNUAL REPORT

developing the
world's largest new
**diamond mine**

MOUNTAIN PROVINCE DIAMONDS INC.

# CORPORATE PROFILE

**Mountain Province Diamonds is a Canadian diamond exploration and development company headquartered in Toronto, Ontario. The Company's primary asset is its 49 percent interest in Gahcho Kué, one of Canada's largest high grade diamond deposits. This interest is held through the Gahcho Kué Joint Venture with De Beers Canada (51 percent).**

**The Gahcho Kué JV controls a highly diamondiferous primary kimberlite cluster located at Kennady Lake, approximately 300 kilometers northeast of Yellowknife in Canada's Northwest Territories. Gahcho Kué is the largest diamond mine under development worldwide, and has the potential to become one of Canada's major diamond mines.**

**The Joint Venture has appointed De Beers Canada as the project operator. Mountain Province can call on De Beers Canada to fully fund the exploration, development and construction of the project. In that event, De Beers' interest in the Joint Venture will increase to 60 percent with Mountain Province retaining 40 percent.**

**Based on current development plans, the Gahcho Kué diamond mine will come into production by 2012, producing approximately 3 million carats per year for approximately 15 years.**

> **"The Company's primary asset is its 49 percent interest in Gahcho Kué, one of Canada's largest high grade diamond deposits.**

## Mission

Mountain Province plans to maximise shareholder value through the optimal exploration, development, construction and operation of the Gahcho Kué diamond mine.

## Stock Exchange Information

Mountain Province trades on the Toronto Stock Exchange (TSX: **MPV**) and the American Stock Exchange (AMEX: **MDM**).

EKATI
(diamond mine)
DIAVIK
(diamond mine)
SNAP LAKE
(diamond mine)
GAHCHO KUÉ
BEHCHOKÒ
YELLOWKNIFE
GREAT SLAVE LAKE

HD
200
JLG
Winter drill shed

TSX : MPV | 2007 ANNUAL REPORT | AMEX : MDM

# MESSAGE TO SHAREHOLDERS

**Mountain Province has seen solid progress at a corporate level in the past year as we increased our interest in Gahcho Kué through the successful acquisition of our junior partner, Camphor Ventures Inc. Our interest in the massive Gahcho Kué diamond project has grown to 49 percent, with the balance controlled by De Beers Canada.**

At an operational level, the past year has been challenging for Gahcho Kué. The failure of the Tuzo bulk sampling program and the unsuccessful legal challenge to the regulator's decision to refer the permit applications to an environmental impact review are notable setbacks. The Tuzo bulk sampling program has now been delayed until 2008 and the Mackenzie Valley Environmental Impact Review Board has indicated that the environmental impact review, which has now commenced, is likely to take approximately 24 months. Based on current estimates, Gahcho Kué is now likely to come into production in 2012.

Our corporate strategy remains to ensure the proper, timely and complete exploration of Gahcho Kué to fully delineate the project's entire resource to the highest possible level of confidence. The 2007 Tuzo delineation drilling program was successful, indicating the potential for a material increase in volume through substantial flaring to depth. Further delineation drilling also confirmed the continuity between the 5034 East and North lobes. This reduced the size of the bulk sample required to upgrade the 5034 North Lobe to the "indicated resource" category.

**"Our corporate strategy remains to ensure the proper, timely and complete exploration of Gahcho Kué to fully delineate the project's entire resource to the highest possible level of confidence.**

In 2006, De Beers Canada commenced a review of the 2005 technical study. Based on preliminary results, De Beers announced that the project capital could be reduced by approximately 25 percent to approximately C$720 million. Work on the review of the 2005 study is continuing and De Beers has indicated that a pre-feasibility study should be completed during 2008.

Mountain Province is committed to upholding a high standard of corporate governance and we are driven by transparency and integrity in all we do. We have an experienced Board of Directors, which has now been strengthened with the appointment of Peeyush Varshney, and we thank them for their counsel.

Sincerely,

**Patrick Evans**
President and CEO

July 17, 2007

MOUNTAIN PROVINCE DIAMONDS INC.

# **INVESTING** IN GAHCHO KUÉ

## Strategic Location

Gahcho Kué is located in the Northwest Territories - the heart of Canada's diamond industry. It is well situated for exploration, construction, mining, processing and transportation.

## Breakdown of Resources

| Resource | Category | Tonnes | Carats | Grade (cpht)[1] |
|---|---|---|---|---|
| 5034 | Indicated | 8,715,000 | 13,943,000 | 160 |
| | Inferred | 4,921,000 | 8,366,000 | 170 |
| Hearne | Indicated | 5,678,000 | 9,676,000 | 170 |
| | Inferred | 1,546,000 | 2,373,000 | 153 |
| Tuzo | Inferred | 10,550,000 | 12,152,000 | 115 |
| Summary | Indicated | 14,392,000 | 23,619,000 | 164 |
| | Inferred | 17,017,000 | 22,890,000 | 135 |

1. Resource cut-off is 1.5 mm

"Since March 2000, De Beers has been solely responsible for the financing of the exploration, permitting and development of the project.

## Funding

Since March 2000, De Beers has been solely responsible for the financing of the exploration, permitting and development of the project. If called on to fund a definitive feasibility study, De Beers' interest in the Joint Venture will increase to 55 percent. If called on to fund the construction of a mine, De Beers' interest in the Joint Venture will increase to 60 percent following the commencement of commercial production.

## Development Timeline

| 2007 | 2008 | 2009 | 2010 | 2011 | 2012 |
|---|---|---|---|---|---|
| Environmental Impact Review<br>5034 North Lobe bulk sampling program | Environmental Impact Review continues<br>Tuzo bulk sampling program<br>Pre-feasibility study completed<br>Feasibility study commences<br>Procurement commences | Environmental Impact Review completed<br>Feasibility study completed<br>Procurement continues | Permitting completed<br>Site preparation and mine construction commences | Mine construction continues | Mine commissioning and first production |

C-FASV

TSX : MPV | 2007 ANNUAL REPORT | AMEX : MDM

# INVESTING IN DIAMONDS

## Scarcity of Mines

Mountain Province, through its interest in the Gahcho Kué project, is exceptionally well placed. Currently, there are 24 primary diamond mines in operation globally. By 2012, when Gahcho Kué is expected to commence production, this number will be reduced to 12. Based on current projections, Gahcho Kué is expected to be among the largest and most profitable of the world's primary diamond mines.

## Looming Diamond Shortage

The world is facing a looming diamond shortage as global demand increasingly outstrips supply. This is leading to a sharp rise in diamond prices. Today, demand and supply are largely in balance at approximately $13 billion annually. By 2012 - when Gahcho Kué is expected to commence production - global demand for diamonds is expected to rise to $20 billion, outstripping supply by approximately $7 billion annually. As a result, diamond prices are projected to rise significantly over the next 10 years.

$22bn
$20bn
$18bn
$16bn
$14bn
$12bn
$10bn
Rough Supply
Rough Demand
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014

> Based on current projections, Gahcho Kué is expected to be among the largest and most profitable of the world's primary diamond mines.

## Powerful New Markets

Despite investments of hundreds of millions of dollars in global exploration, the diamond industry has failed to discover sufficient commercial diamond deposits to replace existing finite mines. Consequently, diamond production is projected to remain flat for at least the next decade. The price support brought on by this shortage is being compounded by the emergence of powerful new markets with strong appetites for diamonds. The U.S. currently accounts for 50 percent of worldwide diamond sales. However, the largest demand increases are in China and India, which both have fast-growing middle classes, as well as the Middle East.

## Canada - The New Diamond Frontier

Canada is quickly becoming a new global leader in diamond production. The country is now the third largest diamond producer, providing almost 15 percent of the world's diamonds by value.

Canada's diamonds have gained a worldwide reputation for exceptional gem quality. They are also in high demand because they are produced under strict environmental and social regulations.

MOUNTAIN PROVINCE DIAMONDS INC.

# INVESTMENT HIGHLIGHTS

**Size** - The Gahcho Kué diamond project is a large diamond asset by global standards - projected to produce 3 million carats a year over 15 years.

**Development** - The project is at an advanced stage of development - currently in the bulk sampling and permitting phases.

**Funding** - Mountain Province has the option to be carried through to commercial production. De Beers is currently funding 100 percent of the joint venture expenses.

# ACHIEVEMENTS IN FISCAL 2007

- Increased interest in Gahcho Kué through acquisition of Camphor Ventures
- Completed Tuzo delineation drilling
- Completed 5034 North Lobe delineation drilling

> **“By 2012 - when Gahcho Kué is expected to commence production - global demand for diamonds is expected to rise to $18 billion, outstripping supply by approximately $7 billion annually.**

**Head Office**
401 Bay Street
Suite 2700, P.O. Box 152
Toronto, Ontario
M5H 2Y4
T: 416-361-3562
F: 416-603-8565

**Investor Relations**
Patrick Evans
President and CEO
T: 416-361-3562
E: info@mountainprovince.com

**Registrar & Transfer Agent**
Computershare Trust
Company of Canada
510 Burrard Street
Vancouver, British Columbia
V63 3B9
T: 604-661-9400

**Auditors**
KPMG LLP
Commerce Court West
199 Bay Street, Suite 3300
Toronto, Ontario
M5L 1B2

**Legal Counsel**
Weir Foulds LLP
Suite 1600
Stock Exchange Tower
130 King Street West
Toronto, Ontario M5X 1J5

**Officers and Directors**

Jonathan Comerford, MBA
Chairman

Patrick Evans
President, CEO and Director

Jennifer Dawson
CFO and Corporate Secretary

D.H.W. Dobson, CA
Director

Elizabeth Kirkwood
Director

Peeyush Varshney, LL.B
Director

Carl G. Verley, B.Sc, P.Geol
Director

David Whittle, CA
Director

Printed in Canada on recycled paper using vegetable based inks.
Production: Walter J. Mishko & Co. Inc. Design: Goodhood Inc.

MOUNTAIN PROVINCE DIAMONDS INC.

| **Project Statistics** (Source: DeBeers, Project Operator) | |
|---|---|
| Indicated Resource | 23,619,000 carats |
| Inferred Resource | 22,890,000 carats |
| Full production rate | 3 million carats per year over 15 years |
| Average grade | 1.64 carats per tonne (indicated category) |
| Capital cost (escalated) | CDN $960 million |
| Operating cost | CDN $65 per tonne |
| Production scheduled to commence | 2012 |
| Life of mine | 15 years |
| Average diamond value[1] | US $83 per carat |

[1] WWW International Diamond Consultants Report

ANNUAL REPORT 2007

MOUNTAIN PROVINCE DIAMONDS INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED MARCH 31, 2007

The following management discussion and analysis (“MD&A”) of the operating results and financial position of Mountain Province Diamonds Inc. (“the Company” or “Mountain Province” or “MPV”) is prepared as at June 22, 2007, and should be read in conjunction with the audited consolidated financial statements and the notes thereto of the Company for the year ended March 31, 2007. These audited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and all amounts are expressed in Canadian dollars, unless otherwise stated.

This MD&A may contain “forward-looking statements” which reflect the Company’s current expectations regarding the future results of operations, performance and achievements of the Issuer, including potential business or mineral property acquisitions and negotiations and closing of future financings.  The Company has tried, wherever possible, to identify these forward-looking statements by, among other things, using words such as “anticipate,” “believe,” “estimate,” “expect” and similar expressions.  The statements reflect the current beliefs of the management of the Company, and are based on currently available information.  Accordingly, these statements are subject to known and unknown risks, uncertainties and other factors, which could cause the actual results, performance, or achievements of the Company to differ materially from those expressed in, or implied by, these statements.

The Company undertakes no obligation to publicly update or review the forward-looking statements whether as a result of new information, future events or otherwise.

Historical results of operations and trends that may be inferred from the following discussions and analysis may not necessarily indicate future results from operations.

For additional information, reference is made to the Company’s press releases and Annual Information Form on Form 20-F filed on SEDAR at www.sedar.com and on the Company’s website at www.mountainprovince.com.

OVERALL PERFORMANCE

Mountain Province Diamonds Inc. is a Canadian resource company participating in a joint venture (the “Gahcho Kué Joint Venture”) exploring a diamond deposit located in the Northwest Territories (“NWT”) of Canada. The Company’s primary asset is its 49% (see “Camphor Take Over Bid” below) interest in the Gahcho Kué Joint Venture over certain AK leases located in the NWT.  The Company and its partner, Camphor Ventures Inc., entered into a letter of agreement with De Beers Canada Exploration Inc. (“De Beers Canada”) in 1997, subsequently continued under and pursuant to a joint venture agreement concluded in 2002. If called on to fully fund a definitive feasibility study, De Beers can increase its interest to 55 percent upon the completion of a feasibility study. If called on to fully fund the mine’s construction, De Beers can increase its interest to 60 percent following the commencement of commercial production.

The Gahcho Kué Joint Venture is conducting advanced exploration at its mineral properties, but has not yet determined whether these properties contain mineral reserves that are economically recoverable. The underlying value and recoverability of the amounts shown for mineral properties and deferred exploration costs is dependent upon the ability of the Gahcho Kué Joint Venture to complete exploration and development to discover economically recoverable reserves and upon the successful permitting, construction and future profitable production. Failure to discover economically recoverable reserves will require the Company to write-off costs capitalised to date.

Camphor Take Over Bid

On February 7, 2007, the Company entered into a support agreement (the “Support Agreement”) with Camphor Ventures Inc. (“Camphor” or “CFV”) pursuant to which the Company, subject to certain conditions, made an offer (the "Offer") to acquire all of the outstanding securities of Camphor, namely:  (i) all issued and outstanding common shares of Camphor (collectively, the "CFV Common Shares"); and (ii) all securities granting a right to a holder thereof to purchase or otherwise acquire common shares of Camphor (collectively, the "CFV Convertible Securities").

MPV offered to acquire: (i) all of the issued and outstanding Camphor Common Shares tendered up to the expiry of the Offer (March 30, 2007), on the basis of 0.41 Mountain Province common share for each Camphor Common Share (the "Exchange Ratio"); and (ii) all issued and outstanding CFV Convertible Securities on the basis of 0.41 Mountain Province convertible security for each Camphor Convertible Security, where one whole Mountain Province convertible security will entitle the holder thereof to purchase one Mountain Province common share on a basis equivalent to that set out in the Camphor Convertible Security, having regard to the Exchange Ratio.

On February 23, 2007, the Company and Camphor jointly mailed offering documents, together with Camphor’s Directors’ Circular supporting the Offer, to the shareholders of Camphor in connection with the Offer described above.

As at June 22, 2007, the Company owns 100% of Camphor, and therefore Camphor’s 4.1% interest in the Gahcho Kué Joint Venture.

Project Technical Study

The Gahcho Kué Joint Venture approved a budget of approximately C$25 million in 2003 for an in-depth technical study of the Hearne, 5034 and Tuzo kimberlite bodies located at Kennady Lake in Canada’s Northwest Territories. This study was of sufficient detail to allow the Gahcho Kué project to advance to mine permitting.

The final results of the study were presented to the Company in June 2005. Based on the results, the Gahcho Kué Joint Venture approved funding totaling C$38.5 million to advance the project to the permitting and advanced exploration stages. Applications for construction and operating permits were submitted in November 2005.

A review of the 2005 technical study was initiated during the second half of 2006 with a view to reducing the projected capital and operating costs. On January 29, 2007, De Beers Canada announced that it anticipated a reduction in the project capital by as much as $200 million. Work on the updated technical study review is continuing.

Exploration

In January 2006, the Company announced details of the advanced exploration program at the Gahcho Kué Diamond project. The focus of the program, which is being managed by the project operator De Beers Canada, is to upgrade the diamond resource of the North Lobe of the 5034 kimberlite pipe to the “indicated mineral resource” category; improve the Joint Venture’s understanding of the grade and diamond value of the Tuzo kimberlite pipe; collect sufficient data to support a definitive feasibility study; and establish the overall potential upside of the project. None of the planned large diameter drill holes were completed due to the failure on the part of the operator. Twenty-five of 31 planned core drill holes were completed.

Starting in the Company’s second quarter, the project operator, De Beers Canada, commenced a summer core drilling program. Six additional core drill holes were completed, bringing the total number of core drill holes completed in 2006 to 31.   The results of the core drilling program were announced in January 2007.

In December 2006, the Company was advised by the project operator, De Beers Canada, that the Tuzo and 5034 North Lobe bulk sampling programs previously considered for 2007 were delayed until 2008.  No suitable drilling operator was willing to undertake the large diameter drilling program during 2007.

As currently proposed, the Gahcho Kué project is expected be an open pit mine. Capital costs to construct the mine estimated by De Beers Canada were recently reduced to approximately $720 million as a result of De Beers’ review of the 2005 technical study which is still underway. Based on the current resource, the project is expected to have a life of 24 years from start of construction to closure, and in full production is expected to produce an average of 3 million carats annually over 15 years of operations.

De Beers Canada, operator of the Gahcho Kué Joint Venture, has provided the following summary of the Gahcho Kué project:

Pipe	Resource Category	Tonnes	Carats	Grade (cpht) (1)
5034	Indicated Inferred	8,715,000 4,921,000	13,943,000 8,366,000	160 170
Hearne	Indicated Inferred	5,678,000 1,546,000	9,676,000 2,373,000	170 153
Tuzo	Inferred	10,550,000	12,152,000	115
Summary	Indicated Inferred	14,392,000 17,017,000	23,619,000 22,890,000	164 135
1. Resource cut-off is 1.5mm

The Joint Venture undertook an extensive core drilling program at the Tuzo kimberlite over the winter of 2006/2007 as part of a $30.8 million 2007 budget for the Gahcho Kué project.  The program, which comprised 26 drill holes over 8,400 meters broadly covering a 35 meter grid pattern, was designed to more fully define the volume, geology, dilution, density and grade of the Tuzo pipe and also to upgrade the Tuzo resource.  Twenty core holes were drilled to 300 meter depths and six holes were drilled to 400 meter depths, with quantitative sampling conducted every 10 meters for micro-diamond, geochemistry and petrology analysis.  The results from the core drilling program are expected to be adequate to upgrade the Tuzo geological model by the end of 2007.

The 2007 Tuzo winter core drilling program was completed in mid April 2007, and was considered to be successful.  Preliminary results of the drill program indicate substantial flaring to depth of the Tuzo kimberlite. In addition, four of six deep (400 meter) drill holes terminated in kimberlite indicating that the kimberlite is open further to depth.

In addition, a five-hole core drilling program between the North and East lobes of the 5034 kimberlite was also completed successfully confirming the continuity of the kimberlite between the two lobes. According to DeBeers, confirmation of the kimberlite continuity provides sufficient confidence to be able to extrapolate the diamond revenue modeling from the 5034 East Lobe, which is in the indicated mineral resource category, to the North Lobe with a much reduced diamond parcel from the North Lobe.

Accordingly, the Joint Venture is planning to undertake a land-based large diameter (5.75 inch) core drilling program at the 5034 North Lobe during the summer of 2007. Current indications are that five large diameter core holes over 1,500 meters should be sufficient to extract the approximate 60 tonnes required for recovery of the 100 carat diamond sample which is deemed sufficient to complete the revenue modeling for the 5034 North Lobe. The program is also designed to upgrade the 5034 North Lobe to the “indicated mineral resource” category.  The budget of $8.2 million dollars for this 5034 North bulk sampling program was approved by the Joint Venture in May 2007.

De Beers Canada is also currently conducting engineering studies on various aspects of the project with a view to reducing the capital and operating costs projected in the 2005 technical study as well as reducing the mine’s construction time. The results of the core drilling and large diameter drilling programs together will be used to raise the resource status of 5034 North Lobe and Tuzo.  The update to the 2005 technical study is now estimated to be completed by mid-2008, since the results of Tuzo and 5034 North Lobe drilling are expected to be known by then.

Permitting

In November 2005, De Beers, as operator of the Gahcho Kué joint venture, applied to the Mackenzie Valley Land and Water Board for a Land Use Permit and Water License to undertake the development of the Gahcho Kué diamond mine. On December 22, 2005, Environment Canada referred the applications to the Mackenzie Valley Environmental Impact Review Board (“MVEIRB”), which commenced and Environmental Assessment ("EA"). On June 12, 2006, the MVEIRB ordered that an Environment Impact Review (“EIR”) of the applications should be conducted.

In July 2006, De Beers Canada filed an application for a judicial review of the referral. De Beers Canada brought the application for judicial review of the MVEIRB decision to the Supreme Court of the NWT. On April 2, 2007, the Supreme Court of the Northwest Territories dismissed De Beers’ application and upheld the decision by the MVEIRB.

Following the decision of the Supreme Court of the NWT, the MVIERB has now commenced the EIR.  The MVEIRB published draft Terms of Reference and a draft Work Plan for the Gahcho Kué project in early June 2007, calling for comments from interested parties by July 11, 2007.  The EIR is designed to identify all of the key environmental issues that will be impacted by the development of the Gahcho Kué diamond mine and to facilitate participation by key stakeholders in addressing these issues.  The draft Work Plan anticipates that the EIR of the Gahcho Kué project will be completed by mid-2009, although the MVEIRB emphasizes that the dates reported are target dates only, and the schedule is subject to change.  On June 14, 2007, the Company announced its attendance at the first of two work plan meetings in Yellowknife on June 11, 2007, conducted by the MVEIRB, where an overview of the draft Terms of Reference for the Environmental Impact Study and draft Work Plan for the EIR were discussed.  The impact of the EIR on the project’s development schedule is not yet known.

Other Exploration

In 2005, the Joint Venture retained four leases for the development of the Gahcho Kué project; the Company has retained five leases for future exploration; and 21 leases were transferred to GGL Diamond Corp. in exchange for a 1.5 percent royalty.

The Kelvin and Faraday kimberlite bodies (located approximately 9km and 12km, respectively, from the Gahcho Kué project), were discovered in 1999-2000. The Kelvin and Faraday bodies are small blows along a dyke system. No further evaluation of the Kelvin and Faraday kimberlites has taken place since 2004.

RESULTS OF OPERATIONS

Selected Annual Information

	2007	2006	2005
Interest revenue	$ 23,940	$ 12,173	$ 13,112
Expenses	(1,361,937)	(1,132,061)	(848,502)
Write-down of long-term investments	(480,000)	(1,080,000)	(1,860,000)
Gain on sale of mineral properties	-	-	4,226,634
Share of loss of Camphor Ventures	(143,266)	-	-
Net (loss) earnings for the year	(1,961,263)	(2,199,888)	1,531,244
Basic and diluted (loss) earnings per share	(0.04)	(0.04)	0.03
Cash flow used in operations	(978,526)	(727,123)	(858,014)
Cash and cash equivalents, end of period	179,970	845,452	1,001,104
Total assets	41,615,827	34,874,288	36,038,157
Total long-term financial liabilities	Nil	Nil	Nil
Dividends declared	Nil	Nil	Nil

Year ended March 31, 2007

The Company had a loss of $ 1,961,263 (or $0.04 per share) for the fiscal year ended March 31, 2007, compared to a loss of $2,199,888 (or $0.04 per share) for the same period ended March 31, 2006.

Other than operating expenses, $480,000 of the loss was due to the Company’s write down of its long term investment related to Northern Lion Gold Corp. in the quarter ending December 31, 2006, and $143,266 represents the Company’s approximately 33.8% share of the loss of Camphor.

Operating expenses were $1,361,937 for the year ended March 31, 2007 compared to $1,132,061 for the same period ended March 31, 2006.

Increased consulting fees for the year (2007 - $476,754; 2006 - $309,217) include fees paid to Patrick Evans as President & CEO for the year of $150,000, and to Jennifer Dawson as CFO and Corporate Secretary of $94,200, as well as fees associated with consulting by third parties for the Gahcho Kué Joint Venture, corporate services, and for regulatory requirements.  The consulting fees for the year ended March 31, 2006 included fees paid to the former President & CEO Jan Vandersande until November 2005 ($102,100, including $17,200 of medical benefits paid), to Patrick Evans for his part-year service as the new President & CEO ($56,100), for recruiting for the CEO position ($45,000), to Elizabeth Kirkwood, the Chair of the Board, CFO and a director for consulting ($12,000), for other consulting support services ($11,200), and for consulting by third parties for the Gahcho Kué Joint Venture ($81,400).

The incremental Professional fees of $198,628 for the year ended March 31, 2007 compared to $166,150 for the same period of the prior year included audit and tax fee accruals and payments of $81,700 (2006 - $74,600), legal costs for general corporate matters and the acquisition of approximately 33.5% of common shares of Camphor Ventures in July 2006 in the amount of about $83,700 (2006 - $75,000), and approximately $30,000 for outsourced accounting services (2006 - $16,550).

Also contributing to the net loss for March 31, 2007 is stock-based compensation expense of $186,321 (2006 - $314,879) as a result of options granted in November 2005 and January 2006 which vested during the year.

Directors’ fees and benefits of $56,101 for the year ended March 31, 2007 include directors’ fees of $37,500, net of an over-accrual of the year ending March 31, 2006 of $12,917, related payroll costs, as well as medical and dental benefits paid on behalf of the former President & CEO in the amount of $23,750.  The $37,500 for the year ended March 31, 2006 was an accrual for directors’ fees for the year.

Promotion and investor relations expense has increased from the March 31, 2006 level of $108,184 to $124,467 for the year ended March 31, 2007 as a result of the retainer paid until mid-November 2006 to an investor relations firm ($53,000), printing and mailing costs for the annual general meeting materials (approximately $48,000), and non-recurring charges for website development and other investor relations work for approximately $24,000.

Transfer agent and regulatory fees for the year ended March 31, 2007 are greater than those of March 31, 2006 (2007 - $190,121; 2006 - $99,794) as a result of increased TSX ($14,100) and Amex fees ($45,000) associated with the issuance of Company shares in exchange for Camphor shares in July 2006, as well as increased charges for increased communications in the form of press releases ($32,723), and generally increase filing services and fees over the prior year.

Office and miscellaneous expenses (2007 - $80,998; 2006 - $54,043) reflect the increased cost of rent for premises in the amount of approximately $12,000 for the Company’s head office starting in December 2006, increased insurance costs, and other general increases in costs associated with increased activity.

Summary of Quarterly Results

2007 Fiscal Year
	Fourth Quarter March 31, 2007	Third Quarter December 31, 2006	Second Quarter September 30, 2006	First Quarter June 30, 2006
Interest Income	$4,273	$6,709	$6,883	$6,075
Expenses	(377,295)	(290,857)	(489,200)	(204,585)
Write-down of long-term investments	-	(480,000)	-	-
Share of loss of Camphor Ventures	(80,884)	(62,382)	-	-
Net loss	(453,906)	(826,530)	(482,317)	(198,510)
Net loss per share (basic)	(0.01)	(0.01)	(0.01)	(0.004)
Cash flow used in operations	(169,999)	(203,977)	(247,009)	(357,541)
Cash and cash equivalents, end of period	179,970	559,589	661,459	989,161
Assets	41,615,827	41,862,959	42,536,795	35,404,815
Long term liabilities	Nil	Nil	Nil	Nil
Dividends	Nil	Nil	Nil	Nil

2006 Fiscal Year
	Fourth Quarter March 31, 2006	Third Quarter December 31, 2005 (restated)	Second Quarter September 30, 2005	First Quarter June 30, 2005
Interest Income	$5,893	$5,614	$(361)	$1,027
Expenses	(519,483)	(242,321)	(251,420)	(118,837)
Write-down of long-term investments	-	-	(1,080,000)	-
Net loss	(513,590)	(236,707)	(1,331,781)	(117,810)
Net loss per share	(0.008)	(0.004)	(0.025)	(0.002)
Cash flow used in operations	(277,929)	(36,035)	(240,581)	(172,578)
Cash and cash equivalents, end of period	845,452	804,631	738,886	846,071
Assets	34,874,288	34,835,554	34,775,760	35,913,588
Long term liabilities	Nil	Nil	Nil	Nil
Dividends	Nil	Nil	Nil	Nil

Fourth Quarter 2007

The Company’s net loss during the three months ended March 31, 2007 decreased to $453,906 or a loss of $0.01 per share compared with a net loss of $513,590 or $0.01 per share for the fourth quarter ended March 31, 2006.

The fourth quarter ended March 31, 2007 includes the Company’s share of the loss for Camphor Ventures ($80,884).  As well, it includes incremental consulting charges associated with the Gahcho Kue Joint Venture, and consulting for regulatory requirements, as well as increased consulting fees associated with the CFO position as a result of the take-over bid for Camphor.  Legal costs, listing fees, and review fees from the Company’s auditors for the third quarter results, necessary in support of the Camphor take-over bid, amounted to approximately $206,000 and were capitalized during the year.  Other costs were held to lower levels, allowing for a reduction of operating expenses to $377,295 for the quarter ended March 31, 2007 compared to $519,483 for the quarter ended March 31, 2006.

The fourth quarter ended March 31, 2006 included incremental consulting costs for outside consulting services over the prior year as well as listing fees for the Toronto Stock Exchange and American Stock Exchange being paid in the quarter.

SUBSEQUENT EVENT

On April 4, 2007, Mountain Province took up all common shares of Camphor that were tendered to its take-over bid up to March 30, 2007, the expiry date of the Offer. The take-up of Camphor’s common shares that had been tendered to March 30, 2007 resulted in the Company owning approximately 13,884,500 common shares, representing approximately 93.3% of Camphor’s shares outstanding on a non-diluted basis, including the 100,000 shares it owned previously, and the 4,892,750 shares that the Company acquired in July 2007.

The Company announced on April 4, 2007 that it had elected to extend its Offer to acquire all of the outstanding Securities on the basis of 0.41 Mountain Province common shares, options or warrants, as the case may be, per Camphor common share, option or warrant until April 16, 2007.   As a result of the extension of the Offer, the Company took up an additional 339,391 common shares of Camphor tendered, giving the Company ownership of approximately 14,223,900 shares of Camphor, or 95.6% on a non-diluted basis.

On April 19, 2007, the Company issued a Notice of Compulsory Acquisition to the remaining shareholders of Camphor to acquire the balance of the common shares under the same terms as the Offer.  The Notice of Compulsory Acquisition expired on June 19, 2007, and the Company will proceed to take up the balance of the Camphor securities, including its outstanding options.

The take-up of the Camphor shares resulted in the issuance of 3,784,778 Mountain Province common shares.  The take-up of the balance of the Camphor shares after the expiry of the Notice of Compulsory Acquisition on June 19, 2007 resulted in the issuance of 268,032 shares.  Finally, the take-up of 485,000 options of Camphor resulted in the issuance of 198,850 Mountain Province options.

In accordance with the terms of the Support Agreement with Camphor, Mr. Peeyush Varshney joined the Board of Directors of the Company in April 2007.

LIQUIDITY AND CAPITAL RESOURCES

Since inception, the Company’s capital resources have been limited.  The Company has had to rely upon the sale of equity securities to fund property acquisitions, exploration, capital investments and administrative expenses, among other things.

The Company reported working capital of $179,550 at March 31, 2007 ($808,267 as at March 31, 2006), and cash and cash equivalents of $179,970 ($845,452 at March 31, 2006).  The Company had no long-term debt at either March 31, 2007 or March 31, 2006.  The Company does not currently incur any direct costs in connection with the Gahcho Kué Project as these costs are currently being funded by De Beers Canada without recourse to the Company.

The Company intends to raise capital to finance its operations for the next two years or more through the private placement of shares which may include an equity stock financing. As well, it has access to cash and other liquid investments held by Camphor.

During the year, the Company received $888,450 by issuing 650,000 shares upon the exercise of various stock options (2006 - $634,850 issuing 465,000 shares upon the exercise of options).

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

TRANSACTIONS WITH RELATED PARTIES

As at March 31, 2007, $10,000 (2006 - $40,500; 2005 - $6,210) was owed to directors or companies controlled by directors of the Company, primarily for unpaid directors’ fees. Amounts are payable on demand, unsecured and non-interest bearing.

During the year ended March 31, 2007, the Company paid $nil (2006 - $24,000; 2005 - $40,050) for consulting, professional, management, property evaluation and administration services to directors and to companies in which directors have an interest.

During the year ended March 31, 2006, the Company entered into a consulting agreement with the President and Chief Executive Officer of the Company.  Compensation per the agreement is $12,500 per month.

Effective May 11, 2006, the Company entered into a consulting agreement with a new Chief Financial Officer (“CFO”) to provide financial and corporate secretarial services on the basis of time spent.

Included in Consulting Fees expenses for year ended March 31, 2007 is $150,000 (2006 - $56,074) accrued or paid to the President and CEO of the Company for services rendered, and $94,200 (2006 - $nil) accrued or paid to the CFO of the Company, pursuant to these agreements.

These transactions were in the normal course of operations and are measured at the exchange amount, which is the amount agreed to by the related parties.

CRITICAL ACCOUNTING ESTIMATES

The Company reviews its mineral properties for impairment based on results to date and when events and changes in circumstances indicate that the carrying value of the assets may not be recoverable.  Canadian GAAP requires the Company to make certain judgments, assumptions, and estimates in identifying such events and changes in circumstances, and in assessing their impact on the valuations of the affected assets.  Impairments are recognized when the book values exceed management’s estimate of the net recoverable amounts associated with the affected assets.  The values shown on the balance sheet for mineral properties represent the Company’s assumption that the amounts are recoverable.  Owing to the numerous variables associated with the Company’s judgments and assumptions, the precision and accuracy of estimates of related impairment charges are subject to significant uncertainties, and may change significantly as additional information becomes known.  There are currently no known events that are believed to impact the Company’s current assessment.

The Company expenses all stock based payments using the fair value method.  Under the fair value method and option pricing model used to determine fair value, estimates are made as to the volatility of the Company’s shares and the expected life of the options.  Such estimates affect the fair value determined by the option pricing model.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

There have been no changes in the Canadian accounting policies in the current financial year. The following accounting policy changes will impact the financial year ending March 31, 2008.

Effective April 1, 2007, the Company will be required to adopt the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 1506.  The Section prescribes the criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies, changes in accounting estimates and corrections of errors.  The Company is assessing the impact of the adoption of the Section on the consolidated financial statements of the Company.

Effective April 1, 2007, the Company will be required to adopt the CICA Handbook Section 1530.  This Section establishes standards for reporting and display of comprehensive income.  It does not address issues of recognition or measurement for comprehensive income and its components.  The Section will see the introduction of Statement of Comprehensive Income.  The Company is assessing the impact of the adoption of the Section on the consolidated financial statements of the Company.

Effective April 1, 2007, the Company will be required to adopt the CICA Handbook Section 3251 which replaces Section 3250.  This Section establishes standards for the presentation of equity and changes in equity during the reporting period. The Company is assessing the impact of the adoption of the Section on the consolidated financial statements of the Company.

Effective April 1, 2007, the Company will be required to adopt the changes to CICA Handbook Section 3855 and to adopt Section 3861 which replaces Section 3860.  Section 3855 establishes standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives.  Section 3861 provides standards for the classification of financial instruments, from the perspective of the issuer, between liabilities and equity; the classification of related interest, dividends, losses and gains; the circumstances in which financial assets and financial liabilities are offset and disclosures about financial instruments and non-financial derivatives.  The Company is assessing the impact of the adoption of the Sections on the consolidated financial statements of the Company.

Effective April 1, 2007, the Company will be required to adopt the CICA Handbook Section 3865.  This Section establishes standards for when and how hedge accounting may be applied.  Hedge accounting is optional.  The adoption of Section 3865 is not expected to have a material impact on the consolidated financial statements of the Company.

Over the next five years the CICA will adopt its new strategic plan for the direction of accounting standards in Canada which was ratified in January 2006.  As part of the plan, the accounting standards in Canada for public companies will converge with International Financial Reporting Standards (“IFRS”) over the next five years.  The Company continues to monitor and assess the impact of the planned convergence of Canadian GAAP with IFRS.

OTHER MANAGEMENT DISCUSSION AND ANALYSIS REQUIREMENTS

Risks
Mountain Province’s business of exploring, permitting and developing mineral resources involves a variety of operational, financial and regulatory risks that are typical in the natural resource industry. The Company attempts to mitigate these risks and minimize their effect on its financial performance, but there is no guarantee that the Company will be profitable in the future, and investing in the Company’s common shares should be considered speculative.

Mountain Province’s business of exploring, permitting and developing mineral properties is subject to a variety of risks and uncertainties, including, without limitation:

•	risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of mineral deposits;
•
results of initial feasibility, pre-feasibility and feasibility studies, and the possibility that future exploration, development or mining results will not be consistent with the Company's expectations;

•	mining exploration risks, including risks related to accidents, equipment breakdowns or other unanticipated difficulties with or interruptions in production;
•	the potential for delays in exploration activities or the completion of feasibility studies;
•	risks related to the inherent uncertainty of exploration and cost estimates and the potential for unexpected costs and expenses;
•	risks related to commodity price fluctuations;
•	the uncertainty of profitability based upon the Company's history of losses;
•	risks related to failure to obtain adequate financing on a timely basis and on acceptable terms;
•	risks related to environmental regulation and liability;
•	political and regulatory risks associated with mining and exploration; and
•	other risks and uncertainties related to the Company's prospects, properties and business strategy.

As well, there can be no assurance that any funding required by the Company will become available to it, and if so, that it will be offered on reasonable terms, or that the Company will be able to secure such funding through third party financing or cost sharing arrangements. Furthermore, there is no assurance that the Company will be able to secure new mineral properties or projects, or that they can be secured on competitive terms.

Contractual Obligations
The Company has consulting agreements with the President and CEO, Patrick Evans, and the Chief Financial Officer and Corporate Secretary, Jennifer Dawson, for their services in these capacities. There are no other significant contractual obligations.

FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash and cash equivalents, marketable securities, accounts receivable and accounts payable and accrued liabilities. It is management’s opinion that the Company is not exposed to significant interest rate, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values due to the short-term nature of these instruments.

DISCLOSURE OF OUTSTANDING SHARE DATA

The Company’s common shares are traded on the Toronto Stock Exchange (TSX) under the symbol MPV and on the American Stock Exchange under the symbol MDM. On March 31, 2007, there were 55,670,715 shares issued and 410,000 stock options outstanding expiring from October 21, 2007 to January 30, 2011.  By April 19, 2007, an additional 3,784,778 shares of the Company had been issued in exchange for 9,231,163 Camphor shares as a result of shares tendered under the Company’s take-over bid by April 16, 2007.  Another 268,032 shares were issued in exchange for the remaining 653,752 Camphor shares after the expiry of the Notice of Compulsory Acquisition on June 19, 2007.  In addition, in exchange for the 485,000 Camphor stock options tendered, 198,850 stock options in the Company were issued with expiry dates between September 13, 2007 and April 30, 2008.

On June 22, 2007, there were 59,723,531 shares issued and 608,850 stock options outstanding expiring between September 13, 2007 and January 11, 2011.  There are an unlimited number of common shares without par value authorized to be issued by the Company.

In the year, the Company received $888,450 from the exercise of 650,000 stock options.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company’s Chief Executive Officer and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure.  Management of the Company has evaluated the effectiveness of the Company’s disclosure controls and procedures as at March 31, 2007 as required by Canadian securities laws. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that, as of March 31, 2007, the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the Company’s annual filings and interim filings (as such terms are defined under Multilateral Instrument 52-109 Certification of Disclosure in Issuer’s Annual and Interim Filings) and other reports filed or submitted under Canadian securities laws is recorded, processed, summarized and reported within the time periods specified by those laws and that material information is accumulated and communicated to management of the Company as appropriate to allow for accurate disclosure to be made on a timely basis.

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP. The Chief Executive Officer and Chief Financial Officer have also concluded that there has been no change in the Company’s internal control over financial reporting during the year ended March 31, 2007 that has materially affected, or is reasonably likely to affect, the Company’s internal control over financial reporting.

ADDITIONAL INFORMATION

Additional disclosures relating to the Company is available on the Internet at the SEDAR website at www.sedar.com, and on the Company’s website at www.mountainprovince.com.

FORWARD-LOOKING STATEMENTS

Some statements contained in this MD&A are forward-looking and reflect our expectations regarding the future performance, business prospects and opportunities of the Company. Such forward-looking statements reflect our current beliefs and are based on information currently available to us. Forward looking statements involve significant risks and uncertainties and a number of factors, most of which are beyond the control of the Company, could cause actual results to differ materially from results discussed in the forward-looking statements. Although the forward looking statements contained in this report are based on what we believe to be reasonable assumptions, we cannot assure readers that actual results will be consistent with these forward looking statements. The Company disclaims any obligation to update forward-looking statements.

On behalf of the Board of Directors,

Patrick Evans
President & CEO

June 22, 2007

REPORT OF MANAGEMENT

The accompanying consolidated financial statements are the responsibility of management. These statements have been prepared in accordance with generally accepted accounting principles in Canada and reflect management’s best estimates and judgments based on currently available information.

Management has developed and maintains systems of internal accounting controls in order to ensure, on a reasonable and cost effective basis, the reliability of its financial information and the safeguarding of assets.

The Board of Directors is responsible for ensuring that management fulfils its responsibilities through the Audit Committee of three independent directors which meets with management and the auditors during the year, to review reporting and control issues and to satisfy itself that each party has properly discharged its responsibilities. The Committee reviews the financial statements before they are presented to the Board of Directors for approval and considers the independence of the auditors.

The consolidated financial statements have been audited by KPMG LLP, an independent firm of chartered accountants appointed by the shareholders at the Company’s last annual meeting. Their report outlines the scope of their examination and opinion on the consolidated financial statements.

Patrick C. Evans President and Chief Executive Officer	Jennifer M. Dawson Chief Financial Officer and Corporate Secretary

June 22, 2007

Report of Independent Registered Public Accounting Firm

Auditors’ Report to the Shareholders

We have audited the consolidated balance sheets of Mountain Province Diamonds Inc. as at March 31, 2007 and 2006 and the consolidated statements of operations and deficit and cash flows for each of the years in the three-year period ended March 31, 2007.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2007 and 2006 and the results of its operations and its cash flows for each of the years in the three-year period ended March 31, 2007 in accordance with Canadian generally accepted accounting principles.

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles in the United States of America. Information relating to the nature and effect of such measurement differences is presented in note 11 to the consolidated financial statements.

Chartered Accountants, Licensed Public Accountants

Toronto, Canada
June 22, 2007

Comments by Auditor for U.S. Readers on Canada-U.S. Reporting Differences

The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the consolidated  financial statements, when as a result of the correction of an error in the reconciliation from Canadian generally accepted accounting principles to U.S. generally accepted accounting principles has been restated as described in Note 11(a) to the consolidated financial statements, and when there is a change in accounting principle that has a material effect on the comparability of the Company’s financial statements, such as the change described in Note 11(b).  Although we conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States), our report to the shareholders dated June 22, 2007 is expressed in accordance with Canadian reporting standards which do not permit a reference to such conditions or events in the auditors’ report when these are adequately disclosed in the financial statements.

Chartered Accountants, Licensed Public Accountants

Toronto, Canada
June 22, 2007

MOUNTAIN PROVINCE DIAMONDS INC.
Consolidated Balance Sheets
(Expressed in Canadian dollars)
March 31, 2007 and 2006

	2007	2006
Assets
Current assets
Cash and cash equivalents	$179,970	$845,452
Term deposit	275,000	-
Marketable securities (Note 3)	4,632	71,392
Amounts receivable	127,487	66,637
Advances and prepaid expenses	11,260	6,052
	598,349	989,533
Long-term investment (Note 4)	920,000	1,400,000
Investment in Camphor Ventures (Note 6)	7,519,747	-
Mineral properties (Note 7)	1,552,553	1,552,553
Deferred exploration costs (Note 7)	31,017,771	30,929,049
Equipment (Note 5)	7,407	3,153
Total assets	$41,615,827	$34,874,288
Liabilities and Shareholders' Equity
Current liabilities
Accounts payable and accrued liabilities	$418,799	$181,266
Shareholders' equity:
Share capital (Note 8(b))	66,579,083	58,253,663
Contributed surplus (Note 8(d))	701,626	561,777
Deficit	(26,083,681)	(24,122,418)
Total shareholders' equity	41,197,028	34,693,022
Total liabilities and shareholders' equity	$41,615,827	$34,874,288
Nature of operations (Note 1)
Going concern (Note 1)
Subsequent event (Note 6)

See accompanying notes to consolidated financial statements

Approved on behalf of the Board:

Jonathan Comerford	David Whittle
Director	Director

MOUNTAIN PROVINCE DIAMONDS INC.
Consolidated Statements of Operations and Deficit
(Expressed in Canadian dollars)
Years ended March 31, 2007, 2006, and 2005

	2007	2006	2005
Expenses:
Amortization	$(1,675)	$(1,082)	$(2,136)
Consulting fees (Note 9)	(476,754)	(309,217)	(141,586)
Directors' fees and benefits	(56,101)	(37,500)	(2,700)
Interest and bank charges	(1,200)	(1,231)	(983)
Office and miscellaneous	(80,998)	(54,043)	(108,407)
Professional fees	(198,628)	(166,150)	(235,680)
Promotion and investor relations	(124,467)	(108,184)	(30,503)
Stock-based compensation (Note 8(c))	(186,321)	(314,879)	(189,400)
Transfer agent and regulatory fees	(190,121)	(99,794)	(114,459)
Travel	(45,672)	(39,981)	(22,648)
	(1,361,937)	(1,132,061)	(848,502)
Other earnings (expenses):
Gain on sale of mineral properties	-	-	4,226,634
Write-down of long-term investments (Note 4)	(480,000)	(1,080,000)	(1,860,000)
Interest income	23,940	12,173	13,112
Equity loss in investment in Camphor Ventures	(143,266)	-	-
	(599,326)	(1,067,827)	2,379,746
Net (loss) earnings for the year	(1,961,263)	(2,199,888)	1,531,244
Deficit, beginning of year	(24,122,418)	(21,922,530)	(23,378,874)
Adjustment on adoption of new accounting standard for stock based compensation (Note 2(i))	-	-	(74,900)
Deficit, end of year	$(26,083,681)	$(24,122,418)	$(21,922,530)
Basic and diluted (loss) earnings per share	$(0.04)	$(0.04)	$0.03
Weighted average number of shares outstanding	55,092,966	52,783,833	51,781,905

See accompanying notes to consolidated financial statements

MOUNTAIN PROVINCE DIAMONDS INC.
Consolidated Statements of Cash Flows
(Expressed in Canadian dollars)
Years ended March 31, 2007, 2006, and 2005

	2007	2006	2005
Cash provided by (used in):
Cash flows provided by (used in) operating activities:
Net (loss) earningsfor the year	$(1,961,263)	$(2,199,888)	$1,531,244
Items not involving cash:
Amortization	1,675	1,082	2,136
Stock-based compensation expense	186,321	314,879	189,400
Gain on sale of mineral properties	-	-	(4,226,634)
Write-down of long-term investments	480,000	1,080,000	1,860,000
Equity loss in investment in Camphor Ventures	143,266	-	-
Changes in non-cash operating working capital
Amounts receivable	(60,850)	(40,313)	(7,891)
Advances and prepaid expenses	(5,208)	30,827	(28,499)
Accounts payable and accrued liabilities	237,533	86,290	(177,770)
	(978,526)	(727,123)	(858,014)
Cash flows used in investing activities:
Deferred exploration costs	(88,722)	(63,379)	(37,106)
Investment in term deposit	(275,000)	-	-
Purchase of equipment	(5,929)
Costs associated with investment in Camphor	(205,755)	-	-
	(575,406)	(63,379)	(37,106)
Cash flows provided by financing activities:
Issuance of shares, net of share issue costs	888,450	634,850	981,730
Increase (decrease) in cash and cash equivalents	(665,482)	(155,652)	86,610
Cash and cash equivalents, beginning of year	845,452	1,001,104	914,494
Cash and cash equivalents, end of year	$179,970	$845,452	$1,001,104
Supplementary information:
Income taxes paid	$-	$-	$-
Non-cash transactions
Shares exchanged for Camphor shares (Note 4)	7,390,498	-	-
Shares issued in exchange for sale of Haveri property (Note 7(b))	-	-	4,340,000
Shares issued in exchange for sale of Baffin Island claim (Note 7(c))	-	-	39,000

See accompanying notes to consolidated financial statements

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended March 31, 2007, 2006, and 2005

1.         Nature of operations:

During the year ended March 31, 2006, the Company amended its articles and continued incorporation under the Ontario Business Corporation Act, transferring from the Company Act (British Columbia).

The Company is in the process of exploring and permitting its mineral properties primarily in conjunction with third parties (Note 7), and has not yet determined whether these properties contain mineral reserves that are economically recoverable. The underlying value and recoverability of the amounts shown for mineral properties and deferred exploration costs is dependent upon the ability of the Company and/or its mineral property partners to complete exploration and development and discover economically recoverable reserves, successful permitting, and upon future profitable production or proceeds from disposition of the Company’s mineral properties. Failure to discover economically recoverable reserves will require the Company to write-off costs capitalized to date.

The Company’s ability to continue as a going concern and to realize the carrying value of its assets and discharge its liabilities is dependent on the discovery of economically recoverable mineral reserves, the ability of the Company to obtain necessary financing to fund its operations, and the future production or proceeds from developed properties.  These financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate.

2.         Significant accounting policies:

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. A reconciliation of material measurement differences between Canadian generally accepted accounting principles and United States generally accepted accounting principles and practices prescribed by the Securities and Exchange Commission, is included in Note 11.

(a)	Basis of consolidation:

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany amounts and transactions have been eliminated on consolidation.

(b)	Cash and cash equivalents:

Cash and cash equivalents consist of highly liquid short-term investments that are readily convertible to known amounts of cash and have original maturities of three months or less when acquired.

(c)	Marketable securities:

Marketable securities are carried at the lower of cost and quoted fair market value.

(d)	Long-term investments:

(i)  The long-term investment arose on the sale of mineral property interests in exchange for shares of the purchaser and is accounted for by the cost method since the Company does not have significant influence over the operating, investing and financing activities of the purchaser. Earnings from long-term investment are recognized only to the extent received. The investment is written down when there has been a loss in value that is other than a temporary decline.

(ii)  The investment in common shares of Camphor Ventures Inc. (“Camphor”) is accounted for using the equity method, as the Company has significant influence over Camphor's operating, investing, and financing activities.  Under the equity method, the investment in common shares of Camphor is recorded at cost and is adjusted periodically to recognize the Company's proportionate share of Camphor's net income or losses after the date of the investment, additional contributions made, and dividends received.

(e)	Mineral properties and deferred exploration costs:

Direct property acquisition costs, advance royalties, holding costs, field exploration and field supervisory costs relating to specific properties are deferred until the properties are brought into production, at which time, they will be amortized on a unit of production basis, or until the properties are abandoned, sold or considered to be impaired in value, at which time an appropriate charge will be made.  The recovery of costs of mining claims and deferred exploration is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete exploration and development, and future profitable production or proceeds from disposition of such properties.

The Emerging Issues Committee of the CICA issued EIC-126 – “Accounting by Mining Enterprises for Exploration Costs” which interprets how Accounting Guideline No. 11 entitled Enterprises in the Development Stage - (AcG 11) affects mining companies with respect to the deferral of exploration costs. EIC-126 refers to CICA Handbook Section 3061 "Property, Plant and Equipment", paragraph .21, which states that for a mining property, the cost of the asset includes exploration costs if the enterprise considers that such costs have the characteristics of property, plant and equipment.  EIC-126 then states that a mining enterprise that has not established mineral reserves objectively, and therefore does not have a basis for preparing a projection of the estimated cash flow from the property, is not precluded from considering the exploration costs to have the characteristics of property, plant and equipment.  EIC-126 also sets forth the Committee’s consensus that a mining enterprise in the development stage is not required to consider the conditions in AcG-11 regarding impairment in determining whether exploration costs may be initially capitalized.  With respect to impairment of capitalized exploration costs, EIC-126 sets forth the Committee’s consensus that a mining enterprise in the development stage that has not established mineral reserves objectively, and therefore does not have a basis for preparing a projection of the estimated cash flow from the property is not obliged to conclude that capitalized costs have been impaired.  However, such an enterprise should consider the conditions set forth in AcG-11 and CICA Handbook sections relating to long-lived assets in determining whether subsequent write-down of capitalized exploration costs related to mining properties is required.  Any resulting writedowns are charged to the statement of operations.

The Company considers that exploration costs have the characteristics of property, plant and equipment, and, accordingly, defers such costs.  Furthermore, pursuant to EIC-126, deferred exploration costs would not automatically be subject to regular assessment of recoverability, unless conditions, such as those discussed in AcG 11, exist.

AcG 11 also provides guidance on measuring impairment of when pre-operating costs have been deferred.  While this guidance is applicable, its application did not result in impairment.

(f)	Equipment:

Equipment is initially recorded at cost and amortized over their estimated useful lives on the declining balance basis at the following annual rates:

Asset	Rate

Furniture and equipment	20%
Computers	30%

(g)	Asset retirement obligations:

The fair value of a liability for an asset retirement obligation, such as site reclamation costs, is recognized in the period in which it is incurred if a reasonable estimate of the fair value of the costs to be incurred can be made. The Company is required to record the estimated present value of future cash flows associated with site reclamation as a liability when the liability is incurred and increase the carrying value of the related assets for that amount. Subsequently, these capitalized asset retirement costs will be amortized to expense over the life of the related assets using the unit-of production method. At the end of each period, the liability is increased to reflect the passage of time (accretion expense) and changes in the estimated future cash flows underlying any initial fair value measurements (additional asset retirement costs).

As of March 31, 2007 and 2006, the Company has determined that it does not have material obligations for asset retirement obligations.

(h)	Stock-based compensation:

The Company expenses the fair value of all stock options, calculated using the Black-Scholes option pricing model, over the vesting period commencing April 1, 2004.

As permitted, effective April 1, 2004, the Company has adopted the fair value based method for employee and director stock options granted on or after April 1, 2002, on a retroactive basis without restatement of prior periods.The retroactive adoption of the changes discussed above resulted in an increase to opening deficit as at April 1, 2004 of $74,900 with respect to employee and director stock options granted in 2004 and 2003.

Direct awards of stock are expensed based on the market price of the shares at the time of the granting of the award.

(i)	Income taxes:

The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The amount of future income tax assets recognized is limited to the amount that is more likely than not to be realized.

(j)	Earnings (loss) per share:

Basic earnings (loss) per share is calculated by dividing the earnings (loss) attributable to common shareholders by the weighted average number of common shares outstanding during the year. For all periods presented, earnings (loss) available to the common shareholders equals the reported earnings or loss. The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Diluted earnings per share is similar to basic earnings per share, except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential dilutive common shares had been issued. The treasury stock method assumes that the proceeds received on exercise of stock options is used to repurchase common shares at the average market value for the period.

(k)	Foreign currency translation:

Monetary assets and liabilities denominated in a currency other than the Canadian dollar are translated at rates of exchange in effect at the balance sheet date. Revenue and expense items are translated at the average rates for the months in which such items are recognized during the year. Exchange gains and losses arising from the translation are included in the statement of operations.

(l)	Financial instruments:

The fair values of the Company's cash and cash equivalents, accounts receivable, advances and prepaid expenses, accounts payable and accrued liabilities approximate their carrying values because of the immediate or short term to maturity of these financial instruments. The fair value of marketable securities and long-term investments are disclosed in Notes 3 and 4, respectively.

(m)	Use of estimates:

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets, liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of impairment of mineral properties, deferred exploration, and long-term investment, as well as the assumptions used in determining the fair value of stock-based compensation. Actual results could differ from these estimates.

(n)	Comparative figures:

Certain of the prior year’s comparative figures have been reclassified to conform with the current year’s presentation.

3.         Marketable securities:

The quoted market value of marketable securities at March 31, 2007 was $51,808 (2006 - $217,512).

4.         Long-term investment:

The long-term investment consists of 4,000,000 common shares of Northern Lion Gold Corp. (“Northern Lion”), acquired upon disposal of the Company’s remaining interest in the Haveri property (Note 7(b)). The Company is contractually obligated to sell not fewer than 250,000 common shares at a time and must first offer Northern Lion the right to place the number of shares that the Company wishes to sell. On acquisition in 2005, the Company recorded a gain on the sale in the amount of $4,187,634.  During the year ended March 31, 2007 and 2006, the Company recorded $480,000 and $1,080,000 respectively, as other than temporary write-downs of the investment in Northern Lion.

The quoted market value of the long-term investment at March 31, 2007 was $1,200,000 (2006 - $2,280,000).

5.         Equipment:

March 31, 2007	Cost	Accumulated Amortization	Net Book Value
Furniture	$11,088	$(9,803)	$1,285
Equipment	4,065	(4,065)	-
Computers	20,513	(14,391)	6,122
	$35,666	$(28,259)	$7,407

March 31, 2006	Cost	Accumulated Amortization	Net Book Value
Furniture	$11,088	$(9,481)	$1,607
Equipment	4,065	(4,065)	-
Computers	14,584	(13,038)	1,546
	$29,737	$(26,584)	$3,153

6.         Investment in Camphor Ventures Inc.:

During the year, the Company acquired 4,892,750 common shares of Camphor, representing approximately 33.5 percent of the issued and outstanding common shares of Camphor. The acquisition was undertaken through a private agreement exempt share exchange with five Camphor shareholders. The Camphor shares were acquired on the basis of 39.75 Mountain Province shares for each 100 Camphor shares, resulting in the issuance of 1,944,868 Mountain Province common shares.  The investment in Camphor was valued at cost based on the closing price ($3.80) of Mountain Province common shares on July 24, 2006, the date the shares were issued. The Company already owned 100,000 common shares (previously reported under Marketable Securities) at a cost of $66,760, bringing its total shareholdings in Camphor to 4,992,750 common shares.

Mountain Province and Camphor are joint venture partners with De Beers Canada Inc. (“De Beers”) in the Gahcho Kué diamond project, located in Canada’s Northwest Territories. Mountain Province has a 44.1 percent interest in the Joint Venture; Camphor 4.9 percent; and De Beers 51 percent.

Since the Company and Camphor do not have co-terminous yearends, in the year ended March 31, 2007, the Company recognized the Company’s proportionate share of Camphor’s loss as at its year end of August 31, 2006 as well as its share of Camphor’s loss for the six months ended February 28, 2007, totaling approximately $143,000.

In January 2007, the Company entered into an agreement with the directors and officers of Camphor pursuant to which the Company would make an offer (the “Offer”) to acquire all of the outstanding common shares, options and warrants of Camphor on the basis of 0.41 Mountain Province common shares, options and warrants, as the case may be, per Camphor common share, option and warrant.  On February 23, 2007, the Company mailed its Offer to the shareholders of Camphor.

Subsequent to the year end, on April 4, 2007, the Company took up all common shares of Camphor that were tendered to its take-over bid up to March 30, 2007, the expiry date of the Offer, resulting in the Company owning approximately 13,884,500 Camphor common shares, representing approximately 93.3% of Camphor’s shares outstanding on a non-diluted basis, and announced that it had elected to extend its Offer to acquire the remaining common shares of Camphor on the same basis, until close of business on April 16, 2007.  As a result of the extension of the Offer, Mountain Province took up an additional 339,391 common shares of Camphor tendered, giving Mountain Province ownership of approximately 14,223,900 shares of the Camphor, or 95.6% on a non-diluted basis. The Company issued 3,784,778 shares from treasury in exchange for the Camphor shares under the Offer.

On April 19, 2007, the Company issued a Notice of Compulsory Acquisition to the remaining shareholders of Camphor to acquire the balance of the common shares under the same terms as the Offer.  The Notice of Compulsory Acquisition expired on June 19, 2007, and the Company took up the remaining balance of 653,752 Camphor shares in exchange for 268,038 shares issued by the Company.  As well, the Company took up the 485,000 stock options of Camphor, and exchanged them for 198,850 stock options of the Company.

7.         Mineral properties and deferred exploration:

Acquisition costs:

	2007	2006
Gahcho Kué Project	$1,552,553	$1,552,553

Deferred exploration:
Gahcho Kué Project
Balance, March 31, 2004	$30,861,544
Exploration expenditures: Consulting and other professional services	4,126
Balance, March 31, 2005	30,865,670
Geophysical	3,220
Due Diligence	60,159
Balance, March 31, 2006	30,929,049
Consulting	77,801
Mining lease	10,921
Balance, March 31, 2007	$31,017,771

(a)        Gahcho Kué Project:

As of June 20, 2007, the Company holds a 49% interest (see Note 6) in the Gahcho Kué project located in the District of Mackenzie, Northwest Territories, Canada, and De Beers Canada Exploration Inc. (“De Beers Canada”) (51%) holds the remaining 51% interest. De Beers Canada may under certain circumstances earn up to a 60% interest in the Gahcho Kué project.

De Beers Canada has agreed to carry all costs incurred by the Joint Venture and has undertaken to support the proper and timely exploration and development of the Gahcho Kué Project. Decisions are made jointly (via a Management Committee consisting of two members each from De Beers Canada and the Company) as to the further progress of the project, and specifically the timing of a definitive feasibility study. Once a desktop study shows that an internal rate of return of 15% can be achieved, De Beers Canada is to proceed with a definitive feasibility study. If they do not proceed with the feasibility study, De Beers Canada’s interest will be diluted down to a 30% participating interest.

Upon completion of a definitive feasibility study funded by De Beers, De Beers’ interest in the Joint Venture shall increase to 55%.  Upon the commencement of commercial production, De Beers’ interest in the Joint Venture shall increase to 60%.

All costs paid with respect to the expenses incurred by the venturers shall be repaid first to De Beers Canada for all exploration and development costs incurred by them outside of the Kennady Lake area since March 8, 2000 out of 100% of annual available cash flow (i.e. cash flow after provision for ongoing operating and non-operating costs including third party debt repayments) from any mine constructed on the property with interest at a rate equal to LIBOR plus 5% compounded annually; then to all venturers for all other exploration, development and mine construction costs out of 90% of annual available cash flow from any mine constructed on the property with interest at a rate equal to LIBOR plus 4% compounded annually; and the remaining 10% of such available cash flow shall be distributed to the participants in proportion to their respective participating interests.

On November 26, 2003, the Joint Venture Management Committee approved the commencement of a pre-feasibility study on the Gahcho Kué Project. The estimated $25 million cost was borne entirely by De Beers Canada. The in-depth pre-feasibility study was completed in mid-2005 showing that an internal rate of return of 15% can be achieved and the project is proceeding with permitting and advanced exploration.

(b)        Haveri Project:

The Company had a 100% interest in the Haveri Project, a mineral property located 175 kilometres north of Helsinki, Finland. On October 10, 2002, Northern Lion was granted an option to acquire a 70% undivided interest in the Haveri property, in exchange for expending a total of $1,650,000 in exploration and development expenditures by October 10, 2005. Northern Lion completed the necessary expenditures during the year ended March 31, 2005 and exercised its option to acquire a 70% interest in the Haveri property.

During the year ended March 31, 2005, the Company sold its remaining 30% interest in the Haveri property in exchange for 4,000,000 common shares of Northern Lion (Note 4).

(c)        Baffin Island Project:

On September 27, 2004, the Company sold its interest in one remaining Baffin Island mining claim to Patrician Diamonds Inc. (“Patrician”) in exchange for 325,000 common shares of Patrician, the reservation of a 1% Net Smelter Royalty and the agreement to honour a 1% Net Smelter Royalty in favour of two stakeholders, which the Company has the unrestricted right and option to acquire upon payment of $1,000,000. The Company recorded a gain on the sale in the amount of $39,000, during the year ended March 31, 2005.

8.	Share capital:

(a)        Authorized

                      Unlimited number of common shares without par value

(b)        Issued and fully paid:

	Number of
	Shares	Amount
Balance, March 31, 2004	51,202,111	$56,595,262

Adjustment on adoption of new accounting standard for stock-based compensation (Note 2(i))	-	20,314
Exercise of stock options	202,858	282,321
Exercise of warrants	1,205,878	699,409
Value of stock options exercised	-	10,480
Balance, March 31, 2005	52,610,847	57,607,786
Exercise of stock options	465,000	634,850
Value of stock options exercised	-	11,027
Balance, March 31, 2006	53,075,847	58,253,663
Exercise of stock options	650,000	888,450
Value of stock options exercised	-	46,472
Issued shares in exchange for shares in Camphor Ventures (Note 6)	1,944,868	7,390,498
Balance, March 31, 2007	55,670,715	$66,579,083

(c)        Stock options:

The Company, through its Board of Directors and shareholders, adopted a November 26, 1998 Stock Option Plan (the “Plan”) which was amended on February 1, 1999, and subsequently on September 27, 2002.  The Board of Directors has the authority and discretion to grant stock option awards within the limits identified in the Plan, which includes provisions limiting the issuance of options to insiders and significant shareholders to maximums identified in the Plan.  The aggregate maximum number of shares pursuant to options granted under the Plan will not exceed 3,677,300 shares, and as at March 31, 2007, there were 1,337,432 shares available to be issued under the Plan.

           The following presents the continuity of stock options outstanding:

	Number of Options	Weighted Average Exercise Price
Balance, March 31, 2004	1,327,858	$1.37
Granted (i)	200,000	$1.96
Exercised	(202,858)	$1.39
Balance, March 31, 2005	1,325,000	$1.48
Granted (ii)	200,000	$3.57
Exercised	(465,000)	$1.37
Balance, March 31, 2006	1,060,000	$1.90
Exercised	(650,000)	$1.37
Balance, March 31, 2007	410,000	$2.73

The following are the stock options outstanding and exercisable at March 31, 2007.

Expiry Date	Black Scholes Value	Number of Options	Weighted Average Remaining Life	Exercise Price
October 21, 2007	$11,026	10,000	0.56 years	$1.36
October 1, 2009	189,400	200,000	2.51 years	1.96
November 1, 2010	180,100	100,000	3.59 years	2.63
January 30, 2011	321,100	100,000	3.84 years	4.50
	$701,626	410,000

There were no options which were not exercised and which expired during the years presented, nor were there any options which were forfeited during the years presented.

(i)
During the year ended March 31, 2005, the Company granted 200,000 options to directors of the Company at an exercise price of $1.96 per share, vesting immediately and expiring on October 1, 2009.  The Black-Scholes value of the options granted was $0.95 per option or $189,400 in aggregate.

(ii)
During the year ended March 31, 2006, the Company granted 200,000 options to an officer of the Company of which 100,000 are at an exercise price of $2.63 and 100,000 are at an exercise price of $4.50 per share.  These options vested 50% immediately and 50% vest one year after grant.  The Black-Scholes value of the options granted was $1.80 per option or $180,000 in the aggregate, and $3.211 or $321,100 in the aggregate, respectively.  These options expire November 1, 2010 and January 30, 2011 respectively.  During the year ended March 31, 2007, the Company recorded compensation expense of $52,519 (2006 - $127,571) for the first grant and $133,792 (2006 - $187,308) for the second grant, recognizing the remaining vesting of both grants.

The fair value of the options granted has been estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions

	2006	2005
Dividend yield	0%	0%
Expected volatility	84%-89.78%	50%
Risk-free interest rate	3.9%	4.1%
Expected lives	5 years	5 years

          (d)           Contributed surplus:

Amount
Balance, March 31, 2003 and March 31, 2004	$24,419
Adjustment on adoption of new accounting standard for stock-based compensation (Note 2(i))	74,900
Less: value of options exercised prior to adoption of new standard and value transferred to share capital	(20,314)
Recognition of stock-based compensation expense	189,400
Value on exercise of stock options transferred to share capital	(10,480)
Balance, March 31, 2005	257,925
Recognition of stock-based compensation expense	314,879
Value on exercise of stock options transferred to share capital	(11,027)

Balance, March 31, 2006	561,777
Recognition of stock-based compensation expense	186,321
Value on exercise of stock options transferred to share capital	(46,472)
Balance, March 31, 2007	$701,626

(e)        Shareholder Rights Plan:

On August 4, 2006, the Board of Directors of the Company approved a Shareholder Rights Plan (the “Plan”). The Plan is intended to provide all shareholders of the Company with adequate time to consider value enhancing alternatives to a take-over bid and to provide adequate time to properly assess a take-over bid without undue pressure. The Plan is also intended to ensure that the shareholders of the Company are provided equal treatment under a takeover bid. The Company is not currently aware of any pending or threatened take-over bid for the Company.

9.         Related party transactions:

As at March 31, 2007, $10,000 (2006 - $40,500) was owed to directors or companies controlled by directors of the Company, primarily for unpaid directors’ fees. Amounts are payable on demand, unsecured and non-interest bearing.

During the year ended March 31, 2007, the Company paid $nil (2006 - $24,000; 2005 - $40,050) for consulting, professional, management, property evaluation and administration services to directors and to companies in which directors have an interest.

During the year ended March 31, 2006, the Company entered into a consulting agreement with the President and CEO of the Company.  Compensation per the agreement is $12,500 per month.

Effective May 11, 2006, the Company entered into a consulting agreement with a new Chief Financial Officer (“CFO”) to provide financial and corporate secretarial services on the basis of time spent.

Included in Consulting Fees expense for year ended March 31, 2007 is $150,000 (2006 - $56,074) accrued or paid to the President and CEO of the Company for services rendered, and $94,200 (2006 - $nil) accrued or paid to the CFO of the Company, each pursuant to consulting agreements with the President and CEO and the CFO respectively.

These transactions were in the normal course of operations and are measured at the exchange amount, which is the amount agreed to by the related parties.

10.       Income taxes:

Income tax recovery differs from the amounts that would have been computed by applying the combined federal and provincial tax rates of 34.25% for the years ended March 31, 2007 (2006 -36.12% and 2005 - 36.12%) to loss before income taxes.  The reasons for the differences are primarily as a result of the following:

	2007	2006	2005
Loss (earnings) before income taxes	$1,961,263	$2,199,888	$(1,531,244)

Tax recovery (payable) calculating using statutory rates	671,700	794,600	(553,000)
Earnings not subject to taxation or expenses not deductible for taxation	195,000	308,800	(359,000)
	476,700	485,800	(194,000)
Valuation allowance	(476,700)	(485,800)	194,000
Net future tax asset (liability)	$-	$-	$-

          The components that give rise to future income tax assets and future tax liabilities are as follows:

	2007	2006	2005
Mineral properties and deferred exploration	$869,900	$682,300	$579,000
Loss carry forwards	810,200	1,962,200	2,168,000
Equipment	143,000	155,300	172,000
Long-term investment	590,000	503,100	308,200
Other	-	-	6,000
	2,413,100	3,302,900	3,233,200
Valuation allowance	(2,413,100)	(3,302,900)	(3,233,200)
Net future income tax asset (liability)	$-	$-	$-

At March 31, 2007, the Company has available losses for income tax purposes totaling approximately $2.7 million, expiring at various times from 2008 to 2016. Of the available losses, $1.7 million are subject to acquisition of control rules which may restrict their future deductibility. The Company also has available resource tax pools of approximately $35.6 million, which may be carried forward and utilized to reduce future taxable income. Included in the $35.6 million of tax pools is $24.9 million which can only be utilized against taxable income from specific mineral properties.

11.	Reconciliation to United States generally accepted accounting principles ("US GAAP"):

As disclosed in Note 2, these financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). A description and reconciliation of material measurement differences to US GAAP and practices prescribed by the US Securities and Exchange Commission (“SEC”) follows:

(a)        Mineral properties and deferred exploration costs:

Under United States GAAP, acquisition costs associated with mining interests are classified according to the land tenure position and the existence of proven and probable reserves as defined under Industry Guide 7.

Under United States GAAP, exploration expenditures relating to mining interests prior to the completion of a definitive feasibility study, which establishes proven and probable reserves, must be expensed as incurred. Under Canadian GAAP these costs may be deferred.

During 2007, the Company became aware of an accounting error under US GAAP relating to $1,552,553 in mineral property costs which were incorrectly expensed in the US GAAP reconciliation in periods prior to March 31, 2004..  The correction of this error results in the restatement of Total Assets at March 31, 2006 such that mineral properties increased by $1,552,553 and the Deficit decreased by the same amount.  The reconciliations of Total Assets and Deficit in Notes 11(f)(i) and 11(f)(v) have been restated to reflect the corrected treatment of mineral property acquisition costs.  As the restatement related to periods prior to 2005, there is no impact to the previously reported loss (earnings) or cash flows for the years ended March 31, 2006 or 2005 under US GAAP.

For Canadian GAAP, cash flows relating to mineral property costs are reported as investing activities. For US GAAP, these costs would be characterized as operating activities.

(b)        Stock-based compensation

On April 1, 2006, the Company adopted the provisions of SFAS 123(R) on a modified prospective application for stock options granted.  Under the modified prospective transition method, compensation expense is recognized for all unvested stock options as of the date of adoption of SFAS 123(R) over the remaining service period during which an employee is required to provide service in exchange for the award.  The effect of applying SFAS 123(R) in fiscal 2007 on this basis results in the same stock-based compensation cost as has been recognized for Canadian GAAP.

Prior to the adoption of SFAS 123(R), the Company accounted for stock-based compensation using the intrinsic value method of accounting for stock-based compensation as prescribed by APB Opinion 25.

For Canadian GAAP purposes, the Company adopted the fair value based method to all employee and director stock options granted on or after April 1, 2002, without restatement of prior periods.  An adjustment was made to contributed surplus and deficit as at April 1, 2004 in the amount of $74,900 to reflect the cumulative effect of the change in accounting policy.  An amount of $20,314 was also transferred from contributed surplus to share capital as at April 1, 2004 in respect of employee and director options exercised during the years ended March 31, 2004 and 2003.  In addition, the Company booked stock-based compensation during the year ended March 31, 2006 and 2005 of $314,879 and $189,400, respectively, for employee and director stock options.  Prior to the adoption of the fair value based method for Canadian GAAP, the stock-based compensation expense in respect of stock options granted to non-employees, under US GAAP determined using an option pricing model, would cumulatively be $1,704,000 from the date of adoption of SFAS 123 to March 31, 2002.

           (c)       Unrealized holding gains and losses on marketable securities, long-term investments:

Statement of Financial Accounting Standards Board No. 115, “Accounting for Investments in Debt and Equity Securities” (“SFAS 115”) requires that the Company’s marketable securities be classified as available-for-sale securities and that they be recorded at market value with unrealized gains or losses recorded outside of income as a component of shareholders’ equity unless a decline in value is considered to be other than temporary. The Company’s marketable securities are presented at the lower of cost or market value under Canadian GAAP. At March 31, 2007, there is a cumulative unrealized gain of $47,176 (2006 - $146,120; 2005 - $63,380) between the carrying value and fair value of marketable securities which has been recorded through comprehensive income for US GAAP purposes in the amounts of $8,704, $82,740,  and $13,450 for each of the years ended March 31, 2007, 2006, and 2005, respectively.

The Company's long-term investments are presented at the lower of cost or market value under Canadian GAAP and would also be accounted for as available-for-sale securities under US GAAP.  At March 31, 2007, there is a cumulative unrealized loss of $600,000 (2006 - gain of $880,000; 2005 - Nil) between the carrying value and fair value of long-term investments which has been recorded through comprehensive income for US GAAP purposes in the amounts of $280,000 (2006- $880,000; 2005 - Nil) for each of the years ended March 31, 2007, 2006 and 2005 respectively.

          (d)        Reporting comprehensive income:

Statement of Financial Accounting Standards No. 130 (“SFAS 130”) “Reporting Comprehensive Income”, establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Comprehensive income equals net income (loss) for the period as adjusted for all other non-owner changes in shareholders’ equity. SFAS 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement.

          (e)        Recent accounting pronouncements:

In June 2006, the FASB issued FASB Interpretation No. 48 (“FIN 48”), “Accounting for Uncertainty in Income Taxes”, which clarifies the accounting for uncertainties in income taxes recognized in accordance with SFAS 109, “Accounting for Income Taxes”.  The interpretation is effective for fiscal years beginning on or after December 15, 2006.  The Company will adopt this interpretation on April 1, 2007, and is currently assessing the impact of the adoption on its consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”, which establishes a framework for measuring fair value in GAAP, and is applicable to other accounting pronouncements in which fair value is considered to be the relevant measurement attribute.  SFAS 157 also expands disclosures about fair value measurement.  This statement is effective for fiscal years beginning on or after November 15, 2007.  The Company will adopt this statement on April 1, 2008, and is currently assessing the impact of adoption on its consolidated financial statements.

Statement of Financial Accounting Standards No. 155, “Accounting for Certain Hybrid Financial Instruments - an amendment of FASB Statements No. 133 and 140” (“SFAS 155”) was issued in February 2006.  This statement allows an entity to elect to measure certain hybrid financial instruments at fair value in their entirety, with changes in fair value recognized in earnings.   The statement is effective for fiscal years beginning after September 15, 2006.  The Company is currently reviewing the impact of this statement.

Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”), was issued in February 2007.  The statement permits entities to choose to measure many financial instruments and certain other items at fair value, providing the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without the need to apply hedge accounting provisions.  SFAS 159 is effective for fiscal years beginning after November 15, 2007, with earlier adoption permitted.  The Company is currently reviewing the impact of this statement.

           (f)        Reconciliation:

The effect of the differences between Canadian GAAP and US GAAP (including practices prescribed by the SEC) on the consolidated balance sheets, statements of loss and cash flows is summarized as follows:

As at March 31	2007	2006
		(restated - a)
(i) Total assets:
Total assets, under Canadian GAAP	$41,615,827	$34,874,288
Adjustment for deferred exploration costs (Note 11(a))	(31,017,771)	(30,929,049)
Adjustment for change in fair value of available-for-sale marketable securities (Note 11(c))	47,176	146,120
Adjustment for change in fair value of long-term investments (Note 11(c))	(600,000)	880,000
Total assets, under US GAAP	$10,045,232	$4,971,359
(ii) Share capital:
Share capital, under Canadian GAAP	$66,579,083	$58,253,663
Adjustment for fair value of employee and director options exercised prior to adoption of new accounting standard and transferred to share capital (Note 11(b))	(66,786)	(20,314)
Share capital, under US GAAP	$66,512,297	$58,233,349
(iii) Contributed surplus
Contributed surplus, under Canadian GAAP	$701,626	$561,777
Adjustment for grant of employee stock options (Note 11(b))	(457,807)	(504,279)
Adjustment on adoptions of new accounting standard for stock-based compensation (Note 11(b))	(74,900)	(74,900)
Adjustment for fair value of employee and director options exercised prior to adoption of new accounting standard and transferred to share capital (Note 11(b))	20,314	20,314
Adjustment for stock-based compensation (Note 11(b))	1,704,000	1,704,000
Contributed surplus, under US GAAP	$1,893,233	$1,706,912

As at March 31	2007	2006 (restated - a)
(iv) Accumulated other comprehensive income:
Adjustment for fair value of available for sale marketable securities (Note 11(c))	$47,176	$146,120
Adjustment for fair value of long-term investments (Note 11(c))	(600,000)	880,000
Accumulated other comprehensive income, under US GAAP	$(552,824)	$1,026,120
(v) Deficit:
Deficit, under Canadian GAAP	$(26,083,681)	$(24,122,418)
Adjustment for deferred exploration (Note (11(a))	(31,017,771)	(30,929,049)
Grant of stock options (Note 11(b))	504,279	504,279
Adjustment on adoption of new accounting standard for stock-based compensation (Note 11(b))	74,900	74,900
Adjustments for stock-based compensation (Note 11(b))	(1,704,000)	(1,704,000)
Deficit, under US GAAP	$(58,226,273)	$(56,176,288)

As at March 31	2007	2006	2005
(vi) (Loss) earnings and (loss) earnings per share for the year: (Loss) earnings for the year, under Canadian GAAP	$(1,961,263)	$(2,199,888)	$1,531,244
Adjustment for deferred exploration expenditures (Note 11(a))	(88,722)	(63,379)	(4,126)
Adjustment to gain on sale of mineral property previously written-off (Note 11(a))	-	-	119,386
Adjustment for stock-based compensation (Note (11(b))	-	314,879	189,400
Loss (earnings) for the year, under US GAAP	(2,049,985)	(1,948,388)	1,835,904
Other Comprehensive income: Change in fair value of available for sale marketable securities (Note 11(c))	8,704	82,740	13,450
Change in fair value of long-term investments (Note 11(c))	(600,000)	880,000	-
Comprehensive (loss) earnings, under US GAAP	$(2,641,281)	$(985,648)	$1,849,354
Basic and diluted (loss) earnings per share, under US GAAP	$(0.05)	$(0.04)	$0.04
(vii) Cash used in operating activities: Cash used in operating activities, under Canadian GAAP	$(978,527)	$(727,123)	$(858,014)
Adjustment for deferred exploration costs (Note 11(a))	(88,722)	(63,379)	(37,106)
Cash provided by (used in) operating activities under US GAAP	$(1,067,249)	$(790,502)	$(895,120)
(viii) Cash used in investing activities: Cash used in investing activities, under Canadian GAAP	$(575,405)	$(63,379)	$(37,106)
Adjustment for deferred exploration (Note 11(a))	88,722	63,379	37,106
Cash used in investing activities under US GAAP	$(486,683)	$-	$-

MOUNTAIN PROVINCE DIAMONDS INC.

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